Exhibit 99.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 25, 2026, with respect to the consolidated financial statements of JHCC Holdings Parent, LLC and Subsidiaries as of December 31, 2025 and 2024 and for the years then ended incorporated by reference in the registration statements on Form S-8 (333-291880) and Form F-10 (333-291143) of Boyd Group Services Inc. included in the Form 51-102F4 Business Acquisition Report as an exhibit to this Form 6-K.

/s/ Forvis Mazars, LLP

Nashville, Tennessee

April 9, 2026